King&WOOD
MALLESONS
金杜律师事务所

Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia

T +61 2 9296 2000
F +61 2 9296 3999

www.kwm.com

13 December 2021

To
Macquarie Bank Limited
50 Martin Place
Sydney NSW 2000
Australia

Application to the United States Securities and Exchange Commission for Security-Based Swap Dealer Registration by Macquarie Bank Limited

1 Introduction

Macquarie Bank Limited (**MBL**), a company incorporated under the *Corporations Act 2001* of the Commonwealth of Australia, is applying to the Securities and Exchange Commission of the United States (**Commission**) for registration as a security-based swap dealer (**SBSD**) under section 15F of the Securities Exchange Act of 1934 (the **Exchange Act**). The application requires the opinion of counsel described in Rule 15Fb2-4(c)(1)(ii).

2 Opinion

In our opinion MBL can, as a matter of Australian law:

(a)   provide the Commission with prompt access to its books and records within the Commonwealth of Australia and which relate to its "U.S. business" (as defined in Exchange Act Rule 3a71-3(a)(8)) as carried on from the date on which MBL submits its application for registration as a non-resident SBSD ("**covered books and records**"); and

(b)   submit to onsite inspection and examination by the Commission of its covered books and records.

The discussion in paragraph 3 below concerns the manner in which MBL may engage in the conduct described in paragraph 2(a) and (b) above consistently with its obligations under the Australian *Privacy Act 1988* (Cth) (**Privacy Act**).[1]   We are not aware of any other Australian law that applies to MBL that impacts MBL's ability to provide, or the manner in which it provides the Commission with, access to its covered books and records, or impacts the Commission's ability to inspect and examine MBL's covered books and records onsite.

3 Privacy Act analysis

3.1 Constraints on disclosure of personal information

The Privacy Act constrains MBL's entitlement to lawfully "disclose" "personal information",[2] whether that personal information is contained in the covered books and records or would be disclosed to the Commission in connection with an onsite inspection or examination of MBL's covered books and

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1   The authorised version of the Privacy Act is available online https://www.legislation.gov.au/Details/C2021C0045

2   "Personal information" is defined in s6 of the Privacy Act as "information or an opinion about an identified individual, or an individual who is reasonably identifiable: (a) whether the information or opinion is true or not; and (b) whether the information or opinion is recorded in a material form or not".

records.[3] For the reasons described below, in our opinion MBL may lawfully engage in the conduct described in Paragraph 2 above notwithstanding the Privacy Act.

3.2   Methods of Compliance with the Privacy Act

In order to provide some analysis for the opinion rendered in section 3.1, we set out here a number of possible mechanisms available to MBL to provide access to "personal information" to the Commission while remaining in compliance with the Privacy Act.

(I)   **Offshore disclosure method**:

In our opinion:

(a)   MBL may send any personal information to one of MBL's offices in the United States without contravening any constraint in the Privacy Act; and

(b)   MBL's conduct in the United States in order to comply with a requirement of a foreign law, including a requirement under the Exchange Act and the Commission's rules thereunder to promptly provide information to the Commission, does not breach its obligations under the Privacy Act.[4]

Accordingly, when MBL complies with a requirement under the Exchange Act and the Commission's rules thereunder to promptly provide information to the Commission and to permit the Commission to engage in onsite inspection and examination, MBL may do so consistently with its obligations under the Privacy Act:

(c)   by sending the original or a copy of covered books and records that contain personal information to one of its offices in the United States, and making the personal information contained in those covered books and records promptly available to the Commission in the United States; and

(d)   to the extent that personal information is to be disclosed to the Commission in connection with an onsite inspection or examination in Australia by the Commission of MBL's covered books and records, by adopting the same approach as in paragraph 3.2(c) above, after which a representative of MBL located in Australia may provide the personal information to a representative of the Commission who is onsite in Australia. [5]

(II)   **Other mechanisms**.

For the reasons explained above, the offshore disclosure method may be relied on by MBL in all cases involving the disclosure of personal information to the Commission and onsite inspection

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3   The constraints are set out in Australian Privacy Principles (**APP**) 6 and 8. APP 6 prohibits MBL from "disclos[ing]" personal information about an individual in certain circumstances, subject to enumerated exceptions.. APP 8 regulates disclosures of personal information to persons outside Australia, but no obligation is imposed when the entity that exports the personal information is the same entity that receives it.

4   Privacy Act s.6A(4) provides that "An act or practice does not breach an Australian Privacy Principle if: (a) the act is done, or the practice is engaged in, outside Australia and the external Territories; and (b) the act or practice is required by an applicable law of a foreign country."

5   In our opinion, the act in Australia of providing personal information to an onsite representative of the Commission would not contravene the Privacy Act, because, in our opinion, it does not involve a "disclosure", as the personal information would already have been provided to the Commission outside Australia: see *Nasr v State of NSW* [2007] NSWCA 101 at [127] and [132] ("The essence of disclosure of information is making known to a person information that the person to whom the disclosure is made did not previously know").

and examination when MBL engages in the conduct described in each of paragraphs 2(a) and (b).

However, there are other grounds on which MBL may also rely in certain circumstances to disclose personal information to the Commission consistently with its obligations under the Privacy Act whilst engaging in the conduct described in each of paragraphs 2(a) and (b) above. For example:

(a) there would be no constraint on disclosure of personal information to the Commission or onsite inspection and examination if that information has been collected for the primary purpose of complying with the Exchange Act and facilitating an audit of compliance by the Commission (the **Primary Purpose Method**)[6]; and

(b) even if the Primary Purpose Method is not available, the Privacy Act permits disclosures of personal information to the Commission when the individual would reasonably expect MBL to disclose the information to the Commission, and that disclosure is for a purpose that is related (or, in the case of sensitive information[7], directly related) to the purpose for which the information was collected by MBL.[8]

4. Basis of opinion

We have made such enquiries of MBL as we consider necessary for the purposes of giving this opinion and have relied on MBL's instructions as to relevant factual matters, including, without limitation that all books and records accessible from the United States and Australia are kept in accordance with Commission rules.

This opinion:

- is given on the basis of the law in force in Australia as at 13 December 2021, and we express no opinion as to any potential future changes in the law or its application as it relates to MBL that would impact MBL's ability to provide, or the manner in which it provides the Commission with prompt access to its covered books and records, or would impact the Commission's ability to inspect and examine MBL;

- is strictly limited to the application of Australian law to the matters stated in it and does not apply by implication to other laws or matters;

- is for the benefit of MBL, and the contents of this opinion may not, without our prior written consent, be relied on by any other person; however, the Commission may rely on this opinion when considering MBL's application for registration as a SBSD under section 15F of the Exchange Act;

- shall not, for the avoidance of doubt, be deemed create a solicitor/own client or other kind of fiduciary relationship between King & Wood Mallesons and the Commission or any other party other than MBL; and

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6   APP 6.1.
7   "Sensitive information" is defined in s6(1) of the Privacy Act and, relevantly, includes information about an individual's criminal record.
8   APP 6.2(a)

- shall not be disclosed to any other person, unless required by law; however, (a) MBL may file this opinion with the Commission in connection with its application for registration as a SBSD under section 15F of the Exchange Act, (b) this opinion may be referred to and relied upon by the Commission, and (c) the Commission may publish or disclose a copy of this opinion as a component of MBL's application for registration as an SBSD.

Yours sincerely

King & Wood Mallesons

King & Wood Mallesons